UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

Commission File Number: 0-27382
                        -------
(Check One):  [X] Form 10-K and Form 10-KSB   [ ] Form 10-Q and Form 10-QSB
              [ ] Form 20-F  [ ] Form 11-K    [ ] Form N-SAR

For Period Ended: April 30, 1999
                  --------------
[ ] Transition Report on Form 10-K    [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K    [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

                            SC&T INTERNATIONAL, INC.
                            ------------------------
                            Full Name of Registrant

                                       N/A
                            -------------------------
                            Former Name if Applicable

                             7625 East Redfield Road
            ---------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

                            Scottsdale, Arizona 85260
                            -------------------------
                            City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] The subject annual report or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date;

[ ] The accountant's statement or other exhibit required by rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or other transition report or portion thereof, could not be filed within the prescribed period.

The registrant is completing the audit of its subsidiary in the United Kingdom and has not yet received the audit report from the auditors in the United Kingdom. Finalized financial statements of the United Kingdom subsidiary and the related auditors' report are required to complete the consolidate

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           James Copland                 (480)             368-9490
           -------------------------------------------------------------
           (Name)                     (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed. If answer is no,
     identify report(s).                                         [X] YES [ ] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                                                 [X] YES [ ] NO

Revenues to be reported are anticipated to be less for the year ended April 30, 1999 than for the ten months ended April 30, 1998. The decrease is anticipated to be approximately $1,100,000 to $1,400,000.

The registrant anticipates a loss for the year ended April 30, 1999 of approximately $3,500,000 to $3,800,000.

                            SC&T INTERNATIONAL, INC.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  July 29, 1999                        By: /s/ James Copland
                                               ---------------------------------
                                               James Copland